Notice of Shopify Inc.’s Annual General and Special Meeting of Shareholders and Notice of Availability of Meeting Materials NOTICE AND ACCESS This year, as permitted by Canadian securities regulators, we are using “Notice and Access” to deliver to our registered and beneficial shareholders our management information circular (the “Circular”) for our Annual General and Special Meeting (the “Meeting”) and our annual consolidated financial statements (“Financial Statements”). This means that instead of receiving paper copies of these documents, you are receiving this notice, which provides information on how to access the Circular and the Financial Statements online. You will also find below information on how to request paper copies of these documents, if you prefer. Notice and Access allows us to reduce our printing and mailing costs and is consistent with our sustainability strategy. You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our Meeting. SHAREHOLDERS ARE INVITED TO ATTEND OUR ANNUAL GENERAL AND SPECIAL MEETING: WHEN: Tuesday, June 4, 2024 10:30 a.m. (Eastern Time) WHERE: Virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting: www.virtualshareholdermeeting.com/SHOP2024 SHAREHOLDERS ARE ENCOURAGED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING. SHAREHOLDER MEETING NOTICE The resolutions to be voted on at the Meeting are listed below along with the sections in the Circular where disclosure regarding the matter can be found. 1. Election of Directors – Section 2.1; 2. Appointment of Auditors – Section 2.2; 3. Approval of Unallocated Options Under the Stock Option Plan - Section 2.3; 4. Approval of Third Amended and Restated Long Term Incentive Plan - Section 2.4; 5. Advisory Resolution on Executive Compensation – Section 2.5. THE MANAGEMENT INFORMATION CIRCULAR, FINANCIAL STATEMENTS AND OTHER RELEVANT MATERIALS ARE AVAILABLE AT: https://materials.proxyvote.com/82509L and SEDAR+ at www.sedarplus.ca and https://investors.shopify.com Exhibit 99.3

Shareholders (both registered and beneficial) may request paper copies of the Circular and the Financial Statements at no cost. You may request to receive paper copies of the Circular and the Financial Statements at www.proxyvote.com, or by calling 1-877-907-7643 and entering the provided 16-digit control number included in your form of proxy or voting instruction form, up to the date of the Meeting or any adjournment thereof. If your request is made before the date of the Meeting, the Circular and the Financial Statements will be sent to you within three business days of receiving your request. To receive the Circular before the voting deadline and the date of the Meeting, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on May 17, 2024. Please note that you will not receive another form of proxy or voting instruction form, so in order to exercise your voting rights please keep the one you received with this notice. If your request is made on or after the date of the Meeting but before May 1, 2025, the Circular and the Financial Statements will be sent to you within 10 calendar days of receiving your request. After the Meeting, requests may be made via our website https://investors.shopify.com/Resources/Request-Information, by email IR@Shopify.com, or by phone 1-613-241-2828 ext. 1024. If you have any questions regarding this Notice of Meeting, the Notice and Access procedures or the Meeting, please contact Broadridge Investor Communications Corporation toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French). MODERN SLAVERY REPORT Shareholders may access our modern slavery report for the 2023 calendar year, which is being prepared pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada), at: https://investors.shopify.com/Governance/Governance-Documents/default.aspx